HOGAN & HARTSON

SOLICITORS AND REGISTERED FOREIGN LAWYERS

ONE ANGEL COURT

LONDON EC2R 7HJ ENGLAND

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WWW.HHLAW.COM

February 28, 2005

VIA EDGAR AND FACSIMILE

Mara L. Ransom, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Harmony Gold Mining Company Limited
Registration Statement on Form F-4
SEC File No.: 333-120975

Dear Ms. Ransom:

On behalf of Harmony Gold Mining Company Limited, we hereby (a) withdraw the request made on February 23, 2005, pursuant to Rule 461 (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, that the captioned Registration Statement be accelerated and declared effective at 5.30 p.m. EST on Thursday, February 24, 2005 and (b) request, pursuant to Rule 461 that the captioned Registration Statement be accelerated to, and that the Registration Statement be declared effective at, 5.30 p.m. EST on Monday, February 28, 2005, or as soon as practicable thereafter.

If you require any additional information with regard to this matter, please telephone the undersigned on 011 44 20 7367 0200.

Very truly yours,

/S/ JOHN M. BASNAGE
/S/ ELIZABETH L. KATKIN

John M. Basnage
Elizabeth L. Katkin
cc:	Brian V. Breheny, Esq., Chief

Office of Mergers & Acquisitions

Division of Corporation Finance

AFFILIATED WITH HOGAN & HARTSON LLP

WASHINGTON, DC

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Hogan & Hartson is a multi-national partnership of solicitors and registered foreign lawyers regulated by the Law Society.

Solicitors: John M. Basnage (also qualified in New York, USA); Christopher Berry; Colin W. Craik (also qualified in New York, USA and the Czech Republic); Jennifer G. Donohue; Austen E. Hall;

Sean P. Harrison; Jonathan Ivinson; Hywel Jones; Daniel H. Maccoby (also qualified in the District of Columbia, USA); Garry J. Pegg and Nicola Walker.

Registered Foreign Lawyers: Raymond J. Batla, Jr. (District of Columbia, USA); Prentiss E. Feagles (District of Columbia, USA); Jeffrey M. Hurlburt (District of Columbia, Iowa, New York, USA);

Elizabeth L. Katkin (District of Columbia and California, USA); Peter E. Kohl (Minnesota, USA); and Susan S. Namkung (District of Columbia, Massachusetts and Virginia, USA)